SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-3066

E-MAIL ADDRESS
JMERCADO@STBLAW.COM

VIA FEDEX

June 5, 2006

Mr. Elliot Staffen
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Financ
100 F Street, N.E.
Washington, D.C. 20549

Re: Banco Hipotecario S.A. (82-34946) Furnishes Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Dear Mr. Staffen,

On behalf of our client, Banco Hipotecario S.A. (the "Bank"), and pursuant to Rule 12g3-2b (the "Rule") under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), we are furnishing the following information:

1. English translation of note No. 183 to the Argentine Securities Commission ("ASC"), dated as of April 28, 2006;
2. English translation of note No. 196 to the ASC, dated as of May 8, 2006;
3. English translation of note No. 200 to the ASC, dated as of May 8, 2006;
4. English translation of note No. 207 to the ASC, dated as of May 9, 2006;
5. English translation of note No. 212 to the ASC, dated as of May 12, 2006;
6. English translation of note No. 217 to the ASC, dated as of May 12, 2006;
7. English translation of note No. 219 to the ASC, dated as of May 17, 2006;
8. English translation of notice to shareholders calling to the general ordinary and extraordinary shareholders' meeting to be held on June 22, 2006;
9. Earning release – Results of the first quarter of fiscal year 2006.

The information and documents enclosed with this letter are being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (212-455-3066) if you have any questions or require any further information.

Sincerely,

Jaime Mercado

Enclosures

cc: Marcelo Icikson

82-34946

BANCO HIPOTECARIO S.A.

RECEIVED

2006 JUN -8 P 12: 26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTE No. 183

BUENOS AIRES, April 28, 2006

MESSRS.
ARGENTINE SECURITIES COMMISSION

Re.: General Ordinary Shareholders' Meeting, Special Meetings of Class "D", Class "B" and Class "C" Shareholders held on 04/28/2006.

The purpose of this notice is to comply with the provisions set forth in the Regulations of the Argentine Securities Commission.

To such end, a summary of the resolutions on each item of the Agenda of the General Ordinary Shareholders' Meeting, and the Special Meetings of Class "D", Class "B" and Class "C" Shareholders held on 04/28/06 at the registered office of Banco Hipotecario S.A., located at Reconquista 151, 7th floor, City of Buenos Aires, is hereby attached.

Sincerely.

BANCO HIPOTECARIO S.A.

Summary of the resolutions passed at the General Ordinary Shareholders' Meeting of BANCO HIPOTECARIO S.A. held on 04/28/06.

Outstanding Capital Stock	$ 1,500,000,000
Present Capital Stock	$ 1,445,516,930
Percentage of Present Capital Stock in respect of Outstanding Capital Stock	96.37 %
Present Votes	271,948,903
Percentage of Present Votes in respect of Total Votes of Outstanding Stock	88.95 %

(i) Appointment of two shareholders to approve and sign the minutes.

The shareholders' meeting resolved by 270,798,343 favorable votes, representing 100% of the votes cast, to appoint the representatives of shareholders NATIONAL STATE and IRSA INVERSIONES Y REPRESENTACIONES S.A. to approve and sign the Shareholders' Meeting Minutes.

No negative votes were recorded. The abstention by shareholder THE BANK OF NEW YORK ADRs, holding 382,540 shares, was recorded.

(ii) Review of documents required under Section 234, Subsection 1, of Law 19,550 for the fiscal year ended December 31, 2005

The shareholders' meeting approved by 152,599,011 favorable votes, representing 94.72% of the votes cast, the documents submitted to the consideration of Shareholders.

8,508,684 negative votes, representing 5.28% of the votes cast, were recorded. The abstention of 6 shareholders and of shareholder THE BANK OF NEW YORK ADRs, holding in the aggregate 110,841,208 shares, was recorded.

(iii) Full absorption of retained losses for $ 2,272,195 thousand (obtained after deducting the net income for fiscal year 2005 of $ 253,307 thousand) against voluntary reserves of $ 169,608 thousand; the legal reserve of $ 1,022,078 thousand; and a portion ($ 1,080,509 thousand) of the net worth adjustment account balance.

In connection with this item of the Agenda, Shareholders are informed that it may not be discussed or resolved upon by this Shareholders' Meeting in view of the receipt of an objection by the Buenos Aires Stock Exchange stating that such matter should be discussed at an Extraordinary Shareholders' Meeting.

Prior to consideration of item (iv), the representative of shareholder Inversiones Financieras del Sur S.A. and Ritelco S.A. motions that this Meeting be adjourned until next May 8 at 10.00 a.m. for discussion of the rest of the items of the Agenda.

The above motion was approved by 151,402,338 favorable votes, representing 100.00% of the votes cast.

No negative votes were recorded. The abstention of 13 shareholders and of shareholder THE BANK OF NEW YORK ADRs, holding in the aggregate 120,547,015 shares, was recorded.

BANCO HIPOTECARIO S.A.

Summary of the resolutions passed at the Special Class "D" Shareholders' Meeting of BANCO HIPOTECARIO S.A. held on 04/28/06.

1. Outstanding Class "D" Shares of Capital Stock	$ 691,469,120
2. Present Class "D" Shares of Capital Stock	$ 636,987,550
3. Percentage of Present Capital Stock (2) in respect of Capital Stock (1)	92.12 %
4. Total Votes of Outstanding Class "D" Shares	207,440,736
5. Present Votes of Class "D" Shares	191,096,265
6. Percentage of Present Votes (5) in respect of Total Votes (4)	92.12 %

(i) Appointment of two shareholders to approve and sign the minutes.

The shareholders' meeting resolved by 168,615,705 favorable votes, representing 100% of the votes cast, to appoint BANCO DE LA NACIÓN ARGENTINA as Trustee of the *Fondo Fiduciario Federal de Infraestructura Regional* Assistance Trust and the representative of shareholder IRSA INVERSIONES Y REPRESENTACIONES S.A. to approve and sign the Shareholders' Meeting Minutes.

No negative votes were recorded. The abstention by shareholder THE BANK OF NEW YORK ADRs, holding 22,480,560 shares, was recorded.

(ii) Election of five regular directors for a term of two fiscal years, to replace five regular directors whose term of office has ended, and of one regular director and one regular director to complete the term of office of a resigning director.

The shareholders' meeting approved by 136,051,509 favorable votes, representing 97.58% of the votes cast, the following appointments:

Class "D" Regular Directors whose term of office shall be 2 fiscal years

- Eduardo Sergio ELSZTAIN
- Clarisa de ESTOL
- Saúl ZANG
- Pablo Daniel VERGARA DEL CARRIL
- Mauricio Elías WIOR

Class "D" Regular Director to complete the term of office of a resigning Director.

- Carlos Bernardo PÍSULA

3,371,367 negative votes were recorded. The abstention of 3 shareholders and of shareholder THE BANK OF NEW YORK ADRs, holding in the aggregate 51,673,389 shares, was recorded.

(iii) Determination of the number of alternate directors. Ratification of alternate directors appointed by the Shareholders' Meeting held on April 28, 2005 whose term of office has not ended and election of alternate directors to complete the number determined by this Shareholders' Meeting.

The shareholders' meeting resolved by 136,051,509 favorable votes, representing 97.58% of the votes cast, to set at 6 the number of alternate directors and to appoint the following to cover such vacancies:

Class "D" Alternate Directors with a term of office of 1 fiscal year (in view of the fact that they are directors appointed by the Shareholders' Meeting held on 4/28/2005, whose approval is still pending by the Central Bank of the Republic of Argentina):

- Alejandro ELSZTAIN
- Gabriel Gustavo SAIDÓN
- Jorge Miguel GROUMAN
- Cedric David BRIDGER

Class "D" Alternate Directors whose term of office shall be 2 fiscal years .

- Gustavo Daniel EFKHANIAN
- Daniel Ricardo ELSZTAIN

3,371,367 negatives votes were recorded. The abstention of 3 shareholders and of shareholder THE BANK OF NEW YORK ADRs, holding in the aggregate 51,673,389 shares, was recorded.

BANCO HIPOTECARIO S.A.

Summary of the resolutions passed at the Special Class "B" Shareholders' Meeting of BANCO HIPOTECARIO S.A. held on 04/28/06.

1. Outstanding Class "B" Shares of Capital Stock	$ 75,000,000
2. Present Class "B" Shares of Capital Stock	$ 75,000,000
3. Percentage of Present Capital Stock (2) in respect of Capital Stock (1)	100.00%
4. Total Votes of Outstanding Class "B" Shares	7,500,000
5. Present Votes of Class "B" Shares	7,500,000
6. Percentage of Present Votes (5) in respect of Total Votes (4)	100.00%

(i) Appointment of one Shareholder to approve and sign the Minutes

The shareholders' meeting unanimously resolved to appoint the representative of BANCO DE LA NACIÓN ARGENTINA, as Trustee of the *Programa de Propiedad Participada,* to approve and sign the Shareholders' Meeting Minutes.

(ii) Election of one regular director for a term of two fiscal years, to replace one regular director whose term of office has ended.

The shareholders' meeting unanimously resolved to appoint Mr. Edgardo Luís FORNERO for a term of two fiscal years.

(iii) Election of one alternate director to replace one alternate director whose term of office has ended.

The shareholders' meeting unanimously resolved to postpone such appointment until a new Special Class "B" Shareholders' Meeting is held.

(iv) Election of one alternate syndic to complete the term of office of the alternate syndic who took office as regular syndic.

The shareholders' meeting unanimously resolved to appoint Mr. Héctor Oscar IVANCICH, to complete such term of office.

BANCO HIPOTECARIO S.A.

Summary of the resolutions passed at the Special Class "C" Shareholders' Meeting of BANCO HIPOTECARIO S.A. held on 04/28/06.

1. Outstanding Class "C" Shares of Capital Stock	$ 75,000,000
2. Present Class "C" Shares of Capital Stock	$ 75,000,000
3. Percentage of Present Capital Stock (2) in respect of Capital Stock (1)	100.00%
4. Total Votes of Outstanding Class "C" Shares	7,500,000
5. Present Votes of Class "C" Shares	7,500,000
6. Percentage of Present Votes (5) in respect of Total Votes (4)	100.00%

(i) Appointment of two Shareholders to approve and sign the minutes

The shareholders' meeting unanimously resolved to appoint the representative of BANCO DE LA NACIÓN ARGENTINA as Trustee of the *Fondo Fiduciario Federal de Infraestructura Regional* Assistance Trust to approve and sign the Shareholders' Meeting Minutes.

(ii) Election of one regular director for a term of two fiscal years to replace one regular director whose term of office has ended.

The shareholders' meeting unanimously resolved to appoint Ing. Federico León BENSADÓN for a term of two fiscal years.

BANCO HIPOTECARIO S.A.

NOTE No. 196

[There is a seal acknowledging receipt by the Argentine Securities Commission dated May 9, 2006.]

BUENOS AIRES, May 8, 2006

MESSRS.
ARGENTINE SECURITIES COMMISSION

Re.: Public Offering Transparency Rules – Information under Section 3, paragraph 3, Chapter XXI of the CNV Regulations.

This is to give notice to you that in view of the resignations submitted by Messrs. Julio Augusto MACCHI and Carlos Bernardo PISULA to their office of Class "A" Regular Directors of BHSA, as expressly instructed by the Ministry of Economy and Production, in its meeting held on May 5 last, the Board of Directors of this Bank decided to accept the referred resignations.

In addition, please be informed that in the above meeting, Messrs. Jaime Armando GRINBERG and Jorge Luis MARCH took office to replace the resigning directors, on an agency basis, until the formal authorization of the Central Bank of the Republic of Argentina (Comm. "A" 4490) is granted, following their appointment by Resolution No. 292 dated 4/27/2006 issued by the Ministry of Economy and Production, in exercise of its political rights over Class "A" shares.

Sincerely.

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

82-34946

RECEIVED

2006 JUN -8 P 12:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BANCO HIPOTECARIO S.A.

NOTE No. 200

[There is a seal acknowledging receipt by the Argentine Securities Commission dated May 9, 2006.]

BUENOS AIRES, May 8, 2006

MESSRS.
ARGENTINE SECURITIES COMMISSION

Re.: Banco Hipotecario S.A. – Reopening of General Ordinary Shareholders' Meeting held on 04/28/2006.

This is to give notice to you that the General Ordinary Shareholders' Meeting - initially held on April 28, 2006 at the registered office of Banco Hipotecario S.A. located at Reconquista 151, 7th floor, City of Buenos Aires, and adjourned as reported to you under our Note No. 183 dated April 28, was reopened on May 8, 2006.

Pursuant to the provisions of the Regulations of the Argentine Securities Commission, the summary of the resolutions on the Agenda items for the referred Meeting is attached hereto.

Sincerely.

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

BANCO HIPOTECARIO S.A.

Summary of the resolutions passed at the General Ordinary Shareholders' Meeting of BANCO HIPOTECARIO S.A. held on 05/08/06 (reopening of the Shareholders' Meeting initially held on 04/28/06).

Outstanding Capital Stock	$ 1,500,000,000
Present Capital Stock	$ 1,436,976,110
Percentage of Present Capital Stock in respect of Outstanding Capital Stock	95.80 %
Present Votes	269,386,657
Percentage of Present Votes in respect of Total Votes of Outstanding Stock	93.44 %

Prior to consideration of the Agenda, the Chairman made a motion of order so as to change the order in which items are to be dealt, and consider first item VIII of the Agenda related to the **Appointment of a Certifying Accountant for Fiscal Year 2006**.

Once this motion was submitted, it was approved by 160,111,509 favorable votes, representing 100% of the votes cast. No negative votes were recorded. The abstention of 5 shareholders and of shareholder THE BANK OF NEW YORK ADRs, holding 383,520 shares, was recorded.

(viii) **Appointment of Certifying Accountant for Fiscal Year 2006**.

The shareholders' meeting resolved by 160,111,509 favorable votes, representing 100% of the votes cast, to appoint Gabriel Rolando Martini and Mirta Silvia Maletta, Certified Accountants and members of Price Waterhouse & Co, as regular and alternate auditors, respectively, in order for them to certify the Company's financial statements for the Fiscal Year to end on December 31, 2006.

No negative votes were recorded. The abstention of 5 shareholders and of shareholder THE BANK OF NEW YORK ADRs, holding 383,520 shares, was recorded.

(iv) **Consideration of the Board of Directors' and Supervisory Committee's performance**

Prior to consideration of item (iv), the representative of shareholder Inversiones Financieras del Sur S.A. and Ritelco S.A. motions that both this item and items V, VI, VII and IX of this Meeting's Agenda be dealt with at a subsequent Shareholders' Meeting to be convened by the Company in order to deal with such items, at the same time an Extraordinary Shareholders' Meeting is convened to deal with item III of this Agenda, so that a higher level of consensus is achieved among shareholders in connection with the matters considered thereat, and in view of the short notice with which the Meeting was called after the agreed adjournment.

The above motion was approved by 156,184,386 favorable votes, representing 100% of the votes cast.

No negative votes were recorded. The abstention of 6 shareholders and of shareholder THE BANK OF NEW YORK ADRs, holder of 383,520 shares, was recorded.

Note: Due to an inadvertent mistake on item 1 of the Agenda contained in the Summary of the Resolutions Passed at the General Ordinary Shareholders' Meeting held on 04/28/06, the abstention of shareholder The Bank of New York was reported to be of 382,540 shares, when it should have been reported that it had abstained from voting 383,520 shares.

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

82-34946

BANCO HIPOTECARIO S.A.

RECEIVED
2006 JUN -8 P 12:26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NOTE No. 207

BUENOS AIRES, May 9, 2006

MESSRS.
ARGENTINE SECURITIES COMMISSION

The purpose of this letter is to deliver copy of the following documents:

- List of members of BHSA's management and supervisory bodies.
- Two copies of pages 29 through 37 of the "Share Deposit Book and Record of Shareholders' Meeting Attendance" N° 3, containing a record of the attendance of shareholders at the General Ordinary Shareholders' Meeting and Special Meetings of Class "D", Class "B" and Class "C" Shareholders held on 04/28/06.
- Two copies of Minutes No. 57, 58, 59 and 60 recording the Shareholders' Meetings stated above and entered on pages 397 through 407 of the Shareholders' Meeting Minutes Book No. 1.
- Two copies of note SLyA No. 361/06 delivered by the Legal and Administrative Secretary of the Ministry of Economy and Production, entered on page 408 of Shareholders' Meeting Minutes Book No. 1, related to the appointment of directors by Class "A" shareholders.

Sincerely.

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

BANCO HIPOTECARIO S.A.

BOARD OF DIRECTORS
BANCO HIPOTECARIO S.A.

REGULAR DIRECTORS	CLASS	TERM
Ms. Clarisa LIFSIC de ESTOL – President[(1)]	D	04/28/2006 through 12/31/2007
Mr. Eduardo Sergio ELSZTAIN – Vice-president[(1)]	D	04/28/2006 through 12/31/2007
Mr. Jaime Armando GRINBERG[(4)]	A	04/27/2006 through 12/31/2006
Mr. Jorge Luis MARCH[(4)]	A	04/27/2006 through 12/31/2006
Mr. Edgardo Luis José FORNERO[(7)]	B	04/28/2006 through 12/31/2007
Mr. Federico León BENSADON[(9)]	C	04/28/2006 through 12/31/2007
Mr. Saúl ZANG[(1)]	D	04/28/2006 through 12/31/2007
Mr. Ernesto Manuel VIÑES	D	04/28/2006 through 12/31/2006
Mr. Gabriel Adolfo Gregorio REZNIK	D	04/28/2006 through 12/31/2006
Mr. Jacobo Julio DREIZZEN	D	04/28/2006 through 12/31/2006
Mr. Pablo Daniel VERGARA DEL CARRIL[(1)]	D	04/28/2006 through 12/31/2007
Mr. Carlos Bernardo PISULA[(2)]	D	04/28/2006 through 12/31/2006
Mr. Mauricio Elías WIOR[(3)]	D	04/28/2006 through 12/31/2007
ALTERNATE DIRECTORS		
Mr. Gustavo Daniel EFKHANIAN[(6)]	D	04/28/2006 through 12/31/2007
Mr. Cedric David BRIDGER[(5)]	D	04/28/2006 through 12/31/2006
Mr. Gabriel Gustavo SAIDON[(5)]	D	04/28/2006 through 12/31/2006
Mr. Alejandro Gustavo ELSZTAIN[(5)]	D	04/28/2006 through 12/31/2006
Mr. Jorge Miguel GROUMAN[(5)]	D	04/28/2006 through 12/31/2006
Mr. Daniel Ricardo ELSZTAIN[(6)]	D	04/28/2006 through 12/31/2007
REGULAR SYNDICS		
Ms. Silvana María GENTILE	A	11/01/2005 through 12/31/2006
Mr. Martín Esteban SCOTTO	B	11/01/2005 through 12/31/2006
Mr. José Daniel ABELOVICH	C and D	04/28/2005 through 12/31/2006
Mr. Marcelo Héctor FUXMAN	C and D	04/28/2005 through 12/31/2006
Mr. Ricardo FLAMMINI	C and D	04/28/2005 through 12/31/2006
ALTERNATE SYNDICS		
Mr. Guillermo STOK	A	02/20/2006 through 12/31/2006
Mr. Héctor Oscar IVANCICH[(8)]	B	04/28/2006 through 12/31/2006
Ms. Alicia Graciela RIGUEIRA	C and D	04/28/2005 through 12/31/2006
Mr. Roberto MURMIS	C and D	04/28/2005 through 12/31/2006
Ms. Silvia Cecilia DE FEO	C and D	04/28/2005 through 12/31/2006

BANCO HIPOTECARIO S.A.

(1) Class "D" Regular Directors reappointed at Shareholders' Meeting dated 4/28/2006 for a term of two fiscal years.
(2) Class "D" Regular Director appointed at Shareholders' Meeting dated 4/28/2006 until completion of the term of the resigning director.
(3) Class "D" Regular Director appointed at Shareholders' Meeting dated 4/28/2006 for a term of two fiscal years and whose discharge of duties is subject to the prior approval of the Central Bank of the Argentine Nation (BCRA).
(4) Class "A" Regular Directors appointed by Resolution No. 292 dated 4/27/2006 issued by the Ministry of Economy and Production –exercising the political rights inherent in Class "A" shares. They took office on an agency basis until a formal authorization of the BCRA is given (Communication "A" 4490).
(5) Class "D" Alternate Directors reappointed at Shareholders' Meeting dated 4/28/2006 for a term of one fiscal year, since they are directors appointed at the Shareholders' Meeting dated 4/28/2005 whose appointment is pending approval by the BCRA.
(6) Class "D" Alternate Directors appointed at Shareholders' Meeting dated 4/28/2006 whose discharge of duties is subject to the BCRA's prior approval.
(7) Class "B" Regular Director reappointed at Shareholders' Meeting dated 4/28/2006 for a term of two fiscal years.
(8) Class "B" Alternate Syndic appointed at Shareholders' Meeting dated 4/28/2006 until completion of the term of the alternate syndic who took office as regular syndic.
(9) Class "C" Regular Director reappointed at Shareholders' Meeting dated 4/28/2006 for a term of two fiscal years.

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

MINUTES OF THE GENERAL ORDINARY SHAREHOLDERS' MEETING Nº 57. In the city of Buenos Aires on April 28, 2006 at 12:05 p.m. a General Ordinary Shareholders' Meeting is held at the registered office located at Reconquista 151, City of Buenos Aires by the shareholders of "BANCO HIPOTECARIO S.A." registered on pages 29 through 32 of the Share Deposit Book and Record of Shareholders' Meeting Attendance N° 3 of the Company to deal with the Agenda items stated in Board Minutes Nº 187 dated March 28, 2006, as published in the Official Gazette and in "La Prensa" newspaper on March 31 and April 3, 4, 5, 6 and 7, 2006. The Shareholders' Meeting on first call is attended by 20 shareholders represented by proxy, holding in aggregate 144,551,693 common book-entry Class "A", "B", "C" and "D" shares, representing 96.37% of the outstanding capital stock equivalent to 1,445,516,930 and entitled to 271,948,903 votes, which Shareholders' Meeting is presided over by Ms. Clarisa ESTOL as President of the Company. The meeting is attended by Directors Eduardo Sergio ELSZTAIN, Julio A. MACCHI, Edgardo FORNERO, Federico L. BENSADÓN, Julio DREIZZEN, Jorge GROUMAN, Gabriel A. REZNIK, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES and Saúl ZANG. The Syndics Silvana GENTILE, Martín SCOTTO, José Daniel ABELOVICH, Ricardo FLAMMINI and Marcelo Héctor FUXMAN are also present thereat. Further, Accountant Ariel SCHMUTZ also attends the meeting on behalf of the Buenos Aires Stock Exchange. Mabel Susana D'ORAZIO CEBEY, María PARODI and Carlos Ángel BERTANI attend the meeting on behalf of the Argentine Securities Commission ("CNV"). The presence of quorum being verified and upon no objections having been raised in respect of the meeting, the President declares the Shareholders' Meeting open and submits to the consideration of Shareholders the first Agenda item: **I. APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SIGN THE MINUTES.** Mr. Martín Esteban PAOLANTONIO, on behalf of the

shareholders IFISA and RITELCO, identified under Order Numbers 9, 15, 19, 21, 23, 24, 26, 27, 28, 29, 30, 31, 32 and 34, asks for the floor and proposes the Shareholders' Meeting minutes to be approved and signed by the representatives of shareholders NATIONAL STATE and IRSA INVERSIONES Y REPRESENTACIONES S.A., stating in advance his favorable vote in such respect. Then, the President submits the motion raised to the consideration of Shareholders. Upon the relevant voting being made, the President informs that the motion is approved by 270,798,343 favorable votes, representing 100% of votes cast. No negative votes were recorded. The abstention of the shareholder identified under Order Numbers 5, 17 and 25 (THE BANK OF NEW YORK ADRs, for 383,520 shares) is hereby placed on record. Then, the President submits the second Agenda item to the consideration of the Shareholders' Meeting: **II. REVIEW OF DOCUMENTS REQUIRED UNDER SECTION 234, SUBSECTION 1, OF LAW 19,550 FOR THE FISCAL YEAR ENDED 12/31/05**. In this respect, the President remarks that all the documentation constituting the Financial Statements and Annual Report of the company for the Fiscal Year ended 12/31/05 has been approved by the Board of Directors at the meetings held on February 20 and March 14, 2006, respectively. Further, she states that the Financial Statements to be considered include the relevant reports of the Supervisory Committee and the Independent Auditors of the Company and that such documentation has been made available to Shareholders in compliance with the legal requirements in such respect. Upon the floor being given to shareholders, the representative of Shareholder IFISA and RITELCO S.A., Martín Esteban PAOLANTONIO, identified under the order numbers stated above, motions to acknowledge as read and approved the documents relating to the Financial Statements for the Fiscal Year ended 12/31/05, consisting of the Balance Sheet and Consolidated Balance Sheet, the Income Statement and

Consolidated Income Statement, the Statement of Sources and Uses of Funds and Consolidated Statement of Sources and Uses of Funds, the Statement of Changes in Shareholders' Equity, the respective Exhibits and Notes as well as the Annual Report corresponding to the aforementioned Fiscal Year, which had been timely submitted to the consideration of Shareholders. Upon the motion being submitted to the consideration of Shareholders, Guillermo Ernesto MARDARAS continues speaking and states, on behalf of the Shareholder NATIONAL STATE, that he abstains from voting on the documents required under section 234, subsection 1, of law 19,550 for the fiscal year ended 12/31/05, based on the existence of provisions made for the payment of fees to directors under the profit sharing and stock appreciation schemes, which provisions arise from the application of a system whose results were objected to by this shareholder in the General Ordinary Shareholders' Meeting No. 56, held on 08/31/05 and that gave rise to the subsequent judicial objection currently pending under the case styled "NATIONAL STATE-MINISTRY OF ECONOMY v. BANCO HIPOTECARIO S.A. on NULLITY OF RESOLUTION PASSED ON A SHAREHOLDERS' MEETING." (FILE 60849/05) and furthermore, due to the fact that the provisions made exceed the limit imposed by the legal provisions in force. Upon the relevant voting being made, the President informs that it is approved by 152,599,011 favorable votes, representing 94,72% of votes cast. 8,508,684 negative votes were recorded, representing 5,28% of the votes cast. The abstention of the following shareholders is hereby recorded: 1 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF F.F.F.I.R. ASSISTANCE TRUST), 2 (NATIONAL STATE - MINISTRY OF ECONOMY), 3 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF P.P.P. TRUST), 4 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF F.F.F.I.R. ASSISTANCE TRUST), 5 (THE BANK OF NEW YORK ADRs, for 383,520 shares), 6 (THE BANK OF NEW YORK ADRs, for 9.090,500 shares)

and 18 (ARAUCA BIT AFJP S.A. FUND). Martín Esteban PAOLANTONIO, representative of IFISA and RITELCO S.A. requests the floor and submits to the consideration of the shareholders the addition in the quorum of the representative of shareholder NOBLIA Norberto Emilio and/or NOBLIA Alejandro Ezequiel, who has filed all the documents as and when prescribed by law but omitted to sign the record book, which has been already closed. The President submits the request to the consideration of the Shareholders and, upon no objections having been raised, the shareholder identified under Order Number 38 is hereby added. Then the President submits to the consideration of the Shareholders' Meeting the third Agenda: **III. FULL ABSORPTION OF RETAINED LOSSES OF $ 2,272,195 THOUSAND (OBTAINED AFTER DEDUCTING THE NET INCOME FOR FY 2005 OF $ 253,307 THOUSAND) AGAINST VOLUNTARY RESERVES OF $ 169,608 THOUSAND, THE LEGAL RESERVE OF $ 1,022,078 THOUSAND AND A PORTION ($ 1,080,509 THOUSAND) OF THE NET WORTH ADJUSTMENT ACCOUNT BALANCE**. In relation to this Agenda Item, the President informs to the Shareholders that this item cannot be dealt with or resolved upon by this Ordinary Meeting, since the Buenos Aires Stock Exchange made an objection whereby it states that this matter must be dealt with by an Extraordinary Shareholders' Meeting. Therefore, the President submits to the consideration of Shareholders the following agenda item. **IV. CONSIDERATION OF THE BOARD OF DIRECTORS' AND SUPERVISORY COMMITTEE'S PERFORMANCE.** The representative of Shareholders IFISA and RITELCO S.A., Martín Esteban PAOLANTONIO, takes the floor and motions that this Meeting be adjourned until 5/8/06, 10 a.m. Mrs. ESTOL submits the motion to the consideration of Shareholders. Upon the relevant voting being made, the motion is approved by 151,402,338 favorable votes, representing 100% of votes cast. No negative votes were recorded. The abstention of the following shareholders is hereby recorded: 1 (BANCO DE

LA NACIÓN ARGENTINA - TRUSTEE OF F.F.F.I.R. ASSISTANCE TRUST), 2 (NATIONAL STATE - MINISTRY OF ECONOMY), 3 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF P.P.P. TRUST), 4 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF F.F.F.I.R. ASSISTANCE TRUST), 5 (THE BANK OF NEW YORK ADRs, for 383,520 shares, 6 (THE BANK OF NEW YORK ADRs, for 9.090,500 shares), 13 (MET AFJP S.A., NEGOTIABLE FUND), 14 (CONSOLIDAR FUND), 18 (ARAUCA BIT AFJP S.A. FUND), 20 (PREVISOL AFJP FUND), 22 (FUTURA AFJP FUND), 33 (PROFESION + AUGE AFJP FUND) and 36 (MET AFJP S.A. NEGOTIABLE ADJUSTMENT). Therefore, at 12:30 pm, the meeting is adjourned until 05/08/06 at 10:00 a.m. ----------------------------------

BANCO HIPOTECARIO S.A.

MINUTES OF THE SPECIAL MEETING OF CLASS "D" SHAREHOLDERS Nº 58. In the city of Buenos Aires, on April 28, 2006, at 12:31 p.m. a Special Meeting of Class "D" Shareholders is held at the registered office located at Reconquista 151, City of Buenos Aires, by the shareholders of "BANCO HIPOTECARIO S.A." registered on pages 33 through 35 of the Share Deposit Book and Record of Shareholders' Meeting Attendance N° 3 of the Company to deal with the Agenda items stated in Board Minutes Nº 187 dated March 28, 2006, as published in the Official Gazette and in "La Prensa" newspaper on March 31 and April 3, 4, 5, 6 and 7, 2006. The Meeting on first call is attended by 16 shareholders represented by proxy and 1 shareholder present in person, holding in aggregate 63,698,755 common book-entry Class "D" shares, representing 92.12% of the outstanding capital stock corresponding to such class and 92.12% of the voting rights of such class, which Shareholders' Meeting is presided over by Mrs. Clarisa ESTOL as President of the Company. The Shareholders' Meeting is attended by Directors Eduardo Sergio ELSZTAIN, Julio A. MACCHI, Edgardo FORNERO, Federico L. BENSADÓN, Julio DREIZZEN, Jorge GROUMAN, Gabriel A. REZNIK, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES and Saúl ZANG. The Syndics Silvana GENTILE, Martín SCOTTO, José Daniel ABELOVICH, Ricardo FLAMMINI and Marcelo Héctor FUXMAN are also present thereat. Further, Accountant Ariel SCHMUTZ also attends the meeting on behalf of the Buenos Aires Stock Exchange. Mabel Susana D'ORAZIO CEBEY, María PARODI and Carlos Ángel BERTANI attend the meeting on behalf of the Argentine Securities Commission ("CNV"). Thereafter, upon the requisite quorum being verified and upon no objections having been raised in respect of the meeting, the President declares the Shareholders' Meeting open and submits to the consideration of Shareholders the first Agenda item: **I. APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SIGN THE MINUTES**. Martín Esteban PAOLANTONIO, on behalf of the shareholders IFISA and RITELCO, identified

under Order Numbers 5, 11, 15, 19, 20, 22, 23, 24, 25, 26, 27, 28 and 30, asks for the floor and proposes the Shareholders' Meeting minutes to be approved and signed by the representatives of shareholders IRSA INVERSIONES Y REPRESENTACIONES S.A. and BANK OF NEW YORK. Héctor Orlando RODRÍGUEZ continues speaking on behalf of the Shareholder THE BANK OF NEW YORK ADRs for 9,000,500 shares, identified with Order Number 2, and proposes the minutes of the Shareholders' Meeting to be signed by the representative of shareholder BANCO DE LA NACIÓN ARGENTINA TRUSTEE OF THE *FONDO FIDUCIARIO FEDERAL DE INFRAESTRUCTURA REGIONAL* ASSISTANCE TRUST, stating in advance his favorable vote in such respect. Consequently, Martín Esteban PAOLANTONIO restates his motion and accepts the change and proposes the minutes to be signed by the representatives of IRSA INVERSIONES Y REPRESENTACIONES S.A. and BANCO DE LA NACIÓN ARGENTINA TRUSTEE OF THE *FONDO FIDUCIARIO FEDERAL DE INFRAESTRUCTURA REGIONAL* ASSISTANCE TRUST. Then the President submits the motion to the consideration of Shareholders. Upon the relevant voting being made, the President informs that the motion is approved by 168,615,705 favorable votes, representing 100% of votes cast. No negative votes were recorded. The abstention of the shareholder identified with Order Numbers 1, 13 and 21 (THE BANK OF NEW YORK ADRs, for 22,480,560 shares) is hereby placed on record. Then, the President submits to the consideration of the Shareholders' Meeting the second Agenda Item: **II. ELECTION OF FIVE REGULAR DIRECTORS FOR THE TERM OF TWO FISCAL YEARS TO REPLACE FIVE REGULAR DIRECTORS WHOSE TERMS OF OFFICE HAVE EXPIRED AND A REGULAR DIRECTOR UNTIL THE TERM OF A RESIGNING DIRECTOR IS COMPLETED**. Martín Esteban PAOLANTONIO, on behalf of the Shareholders identified under the Order Numbers stated above, asks for the floor and proposes to appoint Clarisa Diana ESTOL (Identity Document No. 16,247,555); Eduardo Sergio ELSZTAIN (Identity Document No. 14,014,114), Saúl ZANG (Identity Document No. 4,533,949), Pablo Daniel

VERGARA DEL CARRIL (Identity Document No. 17,839,402) and Mauricio Elías WIOR (Identity Document No. 12,746,435) as regular directors for the term of two fiscal years. Furthermore, he motions the appointment of Carlos B. FÍSULA (Identity Document No. 4,699,992) as Regular Director to complete the term of a resigning director. To the effects provided for in General Resolution No. 400/02 of the CNV, it is reported that Messrs. ESTOL, ELSZTAIN, ZANG and VERGARA DEL CARRIL do not qualify as independent directors while Messrs. PISULA and WIOR do qualify as such. It is further reported that none of the nominated individuals falls within the incapacities provided for in section 10 of the Financial Institutions Law. Then, the President submits the motion to the consideration of the Shareholders, underscoring the fact that the individuals nominated as regular Directors have notified in writing to the Company their acceptance of the proposed offices before the Shareholders' Meeting. Upon the relevant voting being made, the President informs that the motion is approved by 136,051,509 favorable votes, representing 97.58% of votes cast. 3,371,367 negative votes were recorded, representing 2.42% of the votes cast, with the abstention of the shareholders identified under the following Order Numbers being hereby recorded: 1, 13 and 21 (THE BANK OF NEW YORK ADRs for 22,480,560 shares), 2 (THE BANK OF NEW YORK ADRs for 9,090,500 shares), 14 (ARAUCA BIT AFJP S.A. FUND) and 18 (FUTURA AFJP FUND). Thereafter, the President submits to the consideration of the Shareholders' Meeting the third Agenda Item: **III. DETERMINATION OF THE NUMBER OF ALTERNATE DIRECTORS. RATIFICATION OF THE ALTERNATE DIRECTORS APPOINTED BY THE SHAREHOLDERS' MEETING HELD ON 04.28.05 WHOSE TERMS OF OFFICE HAVE NOT EXPIRED AND APPOINTMENT OF ALTERNATE DIRECTORS TO COMPLETE THE NUMBER TO BE DETERMINED BY THIS SHAREHOLDERS' MEETING**. Martín Esteban PAOLANTONIO, on behalf of the Shareholders IFISA and Ritelco S.A. asks for the floor and motions to fix in 6 (six) the number of

Class "D" alternate directors and that the following individuals be appointed to that end: Alejandro Gustavo ELSZTAIN (Identity Document 17,737,414); Gabriel Gustavo SAIDÓN (Identity Document 12,380,145); Jorge Miguel GROUMAN (Identity Document 10,129,491) and Cedric David BRIDGER (Identity Document 5,038,560), all of them for a term of one fiscal year since they were not appointed by the Shareholders' Meeting held on 4/28/2005, whose approval by the BCRA is pending; and Gustavo Daniel EFKHANIAN (Identity Document 17,012,120) and Daniel Ricardo ELSZTAIN (Identity Document 23,806,679) for a term of two fiscal years. To the effects provided for in General Resolution No. 400/02 of the CNV, it is reported that Messrs. Alejandro ELSZTAIN, Daniel ELSZTAIN, SAIDÓN and BRIDGER do not qualify as independent directors while Mr. GROUMAN does qualify as such. It is further notified that none of the nominated individuals falls within the incapacities provided for in section 10 of the Financial Institutions Law. The President submits the motion to vote, underscoring the fact that the individuals nominated as alternate Directors have notified in writing to the Company their acceptance of the proposed offices before the Shareholders' Meeting. Upon the relevant voting being made, the motion is approved by 136,051,509 favorable votes, representing 97.58% of votes cast. 3,371,367 negative votes were recorded, representing 2.42% of the votes cast, with the abstention of the shareholders identified under the following Order Numbers being hereby recorded: 1, 13 and 21 (THE BANK OF NEW YORK ADRs for 22,480,560 shares), 2 (THE BANK OF NEW YORK ADRs for 9,090,500 shares), 14 (ARAUCA BIT AFJP S.A. FUND) and 18 (FUTURA AFJP FUND). There being no further issues to transact, the meeting rose at 12:45 p.m.------------------

BANCO HIPOTECARIO S.A.

MINUTES OF THE SPECIAL MEETING OF CLASS "B" SHAREHOLDERS Nº 59. In the city of Buenos Aires, on April 28, 2006, at 12:46 p.m. the representative of Shareholder BANCO DE LA NACION ARGENTINA, in its capacity as Trustee of the *Programa de Propiedad Participada* Trust appears at the registered office located at Reconquista 151, City of Buenos Aires and, by reason of the call to the Special Meeting of Class B Shareholders, records his attendance in his capacity as holder of 7,500,000 common book-entry Class B shares representing 100% of the capital stock and votes relating to such class of stock on page 36 of the Share Deposit Book and Record of Shareholders' Meeting Attendance N° 3 of the Company, in order to deal with the Agenda items stated in Board Minutes Nº 187 dated March 28, 2006, as published in the Official Gazette and in "La Prensa" Newspaper on March 31 and April 3, 4, 5, 6 and 7, 2006, which Shareholders' Meeting is presided over by Mrs. Clarisa ESTOL as President of the Company. The Shareholders' Meeting is attended by Directors Eduardo Sergio ELSZTAIN, Julio A. MACCHI, Edgardo FORNERO, Federico L. BENSADÓN, Julio DREIZZEN, Jorge GROUMAN, Gabriel REZNIK, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES and Saúl ZANG. The Syndics Silvana GENTILE, Martín SCOTTO, José Daniel ABELOVICH, Ricardo FLAMMINI and Marcelo Héctor FUXMAN are also present thereat. Further, Accountant Ariel SCHMUTZ also attends the meeting on behalf of the Buenos Aires Stock Exchange. Mabel Susana D'ORAZIO CEBEY, María PARODI and Carlos Ángel BERTANI attend the meeting on behalf of the Argentine Securities Commission ("CNV"). In view of the attendance of the sole Class B Shareholder and there being no objections to the Shareholders' Meeting, the President declares the Shareholders' Meeting open and submits to the consideration of the Shareholder the first Agenda item: **I. APPOINTMENT OF SHAREHOLDER TO APPROVE AND SIGN THE MINUTES.** The representative of Shareholder BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE *PROGRAMA DE PROPIEDAD PARTICIPADA* TRUST, Héctor Orlando Rodríguez, takes the floor and states that the Shareholders' Meeting minutes is required to be approved and executed by the representative of the sole

shareholder, further stating in advance his favorable vote in such respect. On the basis of the foregoing, the President informs attendants that the motion is approved by unanimous vote. Then, the President submits to the consideration of the Shareholder the second Agenda item: **II. <u>ELECTION OF ONE REGULAR DIRECTOR FOR TWO FISCAL YEARS TO REPLACE A REGULAR DIRECTOR WHOSE TERM OF OFFICE HAS EXPIRED</u>.** The representative of Shareholder BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE *PROGRAMA DE PROPIEDAD PARTICIPADA* TRUST, Héctor Orlando RODRÍGUEZ, takes the floor and proposes and casts a favorable vote to appoint Edgardo Luis José FORNERO (Identity Document No. 10,201,571) as Regular Director *ad referendum* of decree to be issued by the NATIONAL EXECUTIVE BRANCH, as set forth in Executive Decree 491 dated March 12, 2002. Mrs. ESTOL underscores that the individual mentioned appointed above as Regular Director does not qualify as independent director and has notified in writing to the Company his acceptance of the proposed office before the Shareholders' Meeting. In accordance with the vote cast by the representative of the single class "B" shareholder, the motion is approved by unanimity. Then, the President submits to the consideration of the Shareholder the third Agenda Item: **III. <u>ELECTION OF AN ALTERNATE DIRECTOR TO REPLACE THE ALTERNATE DIRECTOR WHOSE TERM OF OFFICE HAS EXPIRED</u>**. The representative of Shareholder BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE *PROGRAMA DE PROPIEDAD PARTICIPADA* TRUST, Héctor Orlando RODRÍGUEZ, takes the floor and proposes and casts a favorable vote to postpone the appointment of one (1) alternate director until the following Meeting of Class "B" Shareholders. The President informs the attendants that this motion is approved by unanimity. Then the President submits to the consideration of the Shareholder the fourth Agenda Item: **IV. <u>ELECTION OF AN ALTERNATE SYNDIC TO COMPLETE THE TERM OF THE ALTERNATE SYNDIC THAT TOOK OFFICE AS REGULAR SYNDIC</u>**: The representative of Shareholder BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE *PROGRAMA DE PROPIEDAD PARTICIPADA* TRUST, Héctor Orlando RODRÍGUEZ, takes the floor and proposes and casts a favorable

vote to appoint Héctor Oscar IVANCICE (Identity Document 4,532,118). In accordance with the vote cast by the representative of the single class "B" shareholder, the President informs that the motion is approved by unanimity. There being no further issues to transact, the meeting rose at 12:50 p.m.--

BANCO HIPOTECARIO S.A.

MINUTES OF THE SPECIAL MEETING OF CLASS "C" SHAREHOLDERS Nº 60. In the city of Buenos Aires, on April 28, 2006, at 12:51 p.m. the representative of Shareholder BANCO DE LA NACION ARGENTINA, in its capacity as Trustee of the *Fondo Fiduciario Federal de Infraestructura Regional* Assistance Trust appears at the registered office located at Reconquista 151, City of Buenos Aires and, by reason of the call to the Special Meeting of Class C Shareholders, records his attendance in his capacity as holder of 7,500,000 common book-entry Class C shares representing 100% of the capital stock and votes relating to such class of stock on page 37 of the Share Deposit Book and Record of Shareholders' Meeting Attendance N° 3 of the Company, in order to deal with the Agenda items stated in Board Minutes Nº 187 dated March 28, 2006, as published in the Official Gazette and in "La Prensa" Newspaper on March 31 and April 3, 4, 5, 6 and 7, 2006, which Shareholders' Meeting is presided over by Mrs. Clarisa ESTOL as President of the Company. The Shareholders' Meeting is attended by Directors Eduardo Sergio ELSZTAIN, Julio A. MACCHI, Edgardo FORNERO, Federico L. BENSADÓN, Julio DREIZZEN, Jorge GROUMAN, Gabriel REZNIK, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES and Saúl ZANG. The Syndics Silvana GENTILE, Martín SCOTTO, José Daniel ABELOVICH, Ricardo FLAMMINI and Marcelo Héctor FUXMAN are also present thereat. Further, Accountant Ariel SCHMUTZ also attends the meeting on behalf of the Buenos Aires Stock Exchange. Mabel Susana D'ORAZIO CEBEY, María PARODI and Carlos Ángel BERTANI attend the meeting on behalf of the Argentine Securities Commission ("CNV"). In view of the attendance of the sole Class C Shareholder and there being no objections to the Shareholders' Meeting, the President declares the Shareholders' Meeting open and submits to the consideration of the Shareholder the first Agenda item: **I. APPOINTMENT OF SHAREHOLDER TO APPROVE AND SIGN THE MINUTES.** The representative of Shareholder BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE *FONDO FIDUCIARIO FEDERAL DE INFRAESTRUCTURA REGIONAL* ASSISTANCE TRUST, Guillermo Ernesto MARDARAS takes the floor and states that the Shareholders' Meeting minutes is

required to be approved and executed by the representative of the sole shareholder, further stating in advance his favorable vote in such respect. On the basis of the foregoing, the President informs attendants that the motion is approved by unanimous vote. Then, the President submits to the consideration of the Shareholder the second Agenda item: **II. ELECTION OF ONE REGULAR DIRECTOR FOR TWO FISCAL YEARS TO REPLACE A REGULAR DIRECTOR WHOSE TERM OF OFFICE HAS EXPIRED.** The representative of Shareholder BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE *FONDO FIDUCIARIO FEDERAL DE INFRAESTRUCTURA REGIONAL* ASSISTANCE TRUST, Guillermo Ernesto MARDARAS takes the floor and proposes and casts a favorable vote to appoint Federico León BENSADÓN (MI No. 4,100,916) as Regular Director *ad referendum* of decree to be issued by the NATIONAL EXECUTIVE BRANCH, as set forth in Executive Decree 491 dated March 12, 2002. Mrs. ESTOL underscores that the individual mentioned above appointed as Regular Director qualifies as an independent director and has notified in writing to the Company his acceptance of the proposed office before the Shareholders' Meeting. In accordance with the vote cast by the representative of the single class "C" shareholder, the motion is approved by unanimity. There being no further issues to transact, the meeting rose at 12:55 p.m.----------------------

[Letterhead of Ministry of Economy and Production]

NOTE SLyA No. 361/06

FILE-S01:0137419/2006

BUENOS AIRES, APRIL 28, 2006

To the Chairman of
BANCO HIPOTECARIO S.A.
Lic. Clarisa Diana FIFSIC

Reference is made to the resignations submitted by the Class "A" Regular Directors, Mr. Julio A. Macchi, attorney-at-law, and Mr. Carlos Bernardo Pisula, accountant, and the appointment of their substitutes.

In such regard, I hereby inform that, pursuant to Resolution No. 292 dated April 27, 2006, issued by the MINISTRY OF ECONOMY AND PRODUCTION –which was subject to the proceedings mentioned above–, I was instructed to give the required notices to the company that you chair so that the following persons be appointed regular directors to replace the resigning directors: Mr. Jaime Armando GRINBERG, architect (MI No. 10,965,777) and Mr. Jorge Luis MARCH, accountant (MI No. 14,400,017). Said resolution ordered that the appointed directors take office *ad referendum* of a decree of the NATIONAL EXECUTIVE BRANCH whose execution is in process, pursuant to the provisions of Decree 491 dated March 12, 2002.

The above is stated in accordance with the provisions of section 20 of Law 24,855, section 50 of Executive Decree No. 924/97 and section 24 of the By-laws, last paragraph, which reads as follows: "*For as long as the holder of Class "A" shares is the National State only, the Special Meeting of said Class can be replaced by a communication executed by a public officer qualified to vote such shares*" and in Communications "A" 3700 dated 08.21.02 and "A" 4490 dated 02.03.06 issued by the CENTRAL BANK OF THE ARGENTINE REPUBLIC.

Lastly, I hereby request that you enter this note in the pertinent corporate book.

Sincerely,

/s/
Estela A. Palomeque
Legal and Administrative Secretary

[There is a seal acknowledging receipt by the General Secretary of Banco Hipotecario dated May 2, 2006.]

82-34946

BANCO HIPOTECARIO S.A.

NOTE No. 212

BUENOS AIRES, May 12, 2006

MESSRS.
ARGENTINE SECURITIES COMMISSION

Reference is made to our note No. 207 whereby we informed the list of members of BHSA's Board of Directors.

In such regard, considering that an involuntary mistake was made upon stating the class of shares for which Carlos Bernardo PÍSULA has been appointed as Director, we enclose herewith a new list of the Board Members, where it is stated that said director was appointed as representative of Class "D" shares.

Sincerely,

/s/
ERNESTO VIÑES
ATTORNEY-IN-FACT
BANCO HIPOTECARIO S.A.

82-34946

BANCO HIPOTECARIO S.A.

NOTE No. 217

BUENOS AIRES, May 12, 2006

MESSRS.
ARGENTINE SECURITIES COMMISSION

Please find attached a press release of Banco Hipotecario S.A., submitted on the date hereof for its publication on the Bulletin of the Buenos Aires Stock Exchange.

Sincerely,

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

"BANCO HIPOTECARIO S.A.

- In view of the existence of certain rumors in the media about court resolutions which have not been notified and whose official content is unknown, it its hereby reported that:

- The foreign currency financial debt restructuring of BANCO HIPOTECARIO S.A. (BHSA) was voluntarily consented by its creditors, and BHSA respected 100% of the debt amount and original currency (Dollars and Euros) over a term of ten years. It was not necessary to resort to any means other than direct negotiation, which resulted in an acceptance of 97.5% of the creditors, and therefore it became the first debt restructuring in the country after the crisis.

- In contrast with other Argentine companies which resorted to an Out-of-Court Restructuring Agreement (*Acuerdo Preventivo Extrajudicial* - APE) in order to restructure their debts, in BHSA's case the APE agreement was a commitment assumed vis-à-vis consenting bondholders, that was alien to and did not condition the agreed renegotiation to hold-outs (who represent 2.5%), in order to cause them to be included in the exchange, therefore providing a fair and equal treatment to all bondholders.

- Restructured bonds have been paid as due and have been rated "B" by S&P on a global scale (we were the only Argentine financial institution to be awarded this rating).

- After the successful exchange concluded in January 2004, the bank has early redeemed 56.5% of its restructured debt with final maturity in 2013 (USD 621MM).

- The amount of the non-restructured debt is recorded in our balance sheets.

- At present, 3 years and 8 months after the date of suspension of payments, court claims amount to only USD 1,458,415.

- Resolution No. 269 dated October 27, 2004 issued by the Superintendence of Financial and Exchange Institutions declared that the Regularization and Reorganization Plan (*Plan de Regularización y Saneamiento)* submitted by the Bank pursuant to the provisions of Resolutions No. 213/02 and 227/03 of the Board of Directors of the Argentine Central Bank, had been fully implemented.

- Banco Hipotecario records no liabilities vis-à-vis the Central Bank.

- Banco Hipotecario was the only Argentine bank to reimburse every deposit in the original currency they were made during 2001-2002 financial crisis."

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

82-34946

BANCO HIPOTECARIO S.A.

NOTE No. 219

BUENOS AIRES, May 17, 2006

MESSRS.
ARGENTINE SECURITIES COMMISSION

Please find enclosed herewith the documentation identified below:

- Two copies of pages 38 through 40 of Share Deposit Book and Record of Shareholders′ Meeting Attendance No. 3 evidencing the attendance of shareholders at the General Ordinary Shareholders′ Meeting held on 5/8/2006.

- Two copies of Minutes No. 61 of the General Ordinary Shareholders′ Meeting referred to above, registered on Pages 409/413 of Shareholders′ Meetings Minute Book No. 1.

Sincerely.

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

BANCO HIPOTECARIO S.A.

MINUTES OF THE GENERAL ORDINARY SHAREHOLDERS' MEETING No. 61.

In the City of Buenos Aires, on May 8, 2006 at 11 a.m. a General Ordinary Shareholders' Meeting is held at the registered office located at Reconquista 151, City of Buenos Aires, by the shareholders of "BANCO HIPOTECARIO S.A." registered on pages 38 through 40 of the Share Deposit Book and Record of Shareholders' Meeting Attendance N° 3 of the Company, all of whom attended the General Ordinary Shareholders´ Meeting initially held on April 28, 2006, in order to resume the consideration of business of the referenced Shareholders´ Minutes that was adjourned at the time the Shareholders were invited to consider items IV to IX of the Agenda. 16 Shareholders attend the reopened Shareholders´ Meeting by proxy whereas 1 shareholder attends per se, holding in the aggregate 143,697,611 common book-entry Class "A", "B", "C" and "D" shares, representing 95.80% of the outstanding capital stock and entitled to 269,386,657 votes. The Shareholders' Meeting is presided over by Ms. Clarisa ESTOL as President of the Company. The meeting is attended by Directors Jaime GRINBERG, Jorge Luis MARCH, Edgardo FORNERO, Federico L. BENSADÓN, Julio DREIZZEN, Gabriel A. REZNIK, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES and Saúl ZANG. Syndics Silvana GENTILE, Ricardo FLAMMINI and Marcelo Héctor FUXMAN are also present thereat. Furthermore, Accountant Ariel SCHMUTZ also attends the meeting on behalf of the Buenos Aires Stock Exchange. Mabel Susana D'ORAZIO CEBEY, María PARODI and Carlos Ángel BERTANI attend the meeting on behalf of the Argentine Securities Commission. The presence of quorum being verified and upon no objections having been raised in respect of the meeting, the President declares the Shareholders' Meeting reopened and puts on record that the Shareholders

appointed by the Shareholders´ Meeting to approve and sign the minutes are also present thereat. Then, the President makes a motion of order so as to change the order in which issues on the Agenda that are pending consideration should be dealt with and consider first item VIII on the Agenda concerning the **APPOINTMENT OF A CERTIFYING ACCOUNTANT FOR FISCAL YEAR 2006**, and submits the issue for consideration by the Shareholders. Then, Mr. Federico Alejandro GALASSI, on behalf of Shareholder CONSOLIDAR AFJP FUND, identified under Order Number 14 asks for the floor and makes a motion of order so that, prior to considering the items on the Agenda, the registration and full participation at the Shareholders´ Meeting of Shareholders FUTURA AFJP FUND, ARAUCA AFJP FUND, PROFESION + AUGE AFJP FUND and PREVISOL AFJP FUND be taken into account, for which purpose Shareholders shall sign the Shareholders´ Meeting Minute Book. He further expresses that such Shareholders have submitted the relevant certificate at the beginning of the Shareholders´ Meeting and requests that the representatives of the Shareholders in question state under oath that their shareholdings have remained unchanged since the date of registration to take part in the Shareholders´ Meeting held on April 28, 2006. Mr. Martín Esteban PAOLANTONIO, on behalf of Shareholders IFISA and RITELCO S.A., identified under Order Numbers 9, 15, 19, 21, 23, 24, 25, 26, 27, 28, 29, 30, 31 and 33 asks for the floor and states that, in view of the legal provisions in force and considering what has been stated by the representative of CONSOLIDAR AFJP FUND, he motions that the attendance without the right to speak or vote of Shareholders FUTURA AFJP FUND, ARAUCA AFJP FUND, PROFESIÓN + AUGE AFJP FUND and PREVISOL AFJP FUND, that failed to comply with the obligation to submit the new certificate, be accepted. Then, Mr. Mariano Carlos VIGNOLI, on behalf of

BANCO HIPOTECARIO S.A.

Shareholder PREVISOL AFJP FUND, asks for the floor and requests that the Argentine Securities Commission, through its representatives present at the Shareholders´ Meeting, render its opinion about the attendance of the four Shareholders in question, with full rights to speak and vote thereat, taking into account that they filed the relevant certificates at the beginning of the Shareholders´ Meeting, when the quorum was verified. Mrs. Mabel D´ ORAZIO CEBEY takes the floor and states that, in accordance with the rules of the Argentine Securities Commission, they cannot render an opinion on the issue due to the fact that they attend the Shareholders´ Meeting exclusively as inspectors. Accordingly, the representative of Shareholder PREVISOL AFJP FUND requests that, prior to resuming the consideration of issues, the Argentine Securities Commission be requested to render its opinion on the motion made by Shareholder CONSOLIDAR AFJP FUND. Mr. VIÑES takes the floor and states that the motion made by Shareholder identified under Order Number 14 shall be taken into account, as it is duly registered for the reopening of the Shareholders´ Meeting and has timely evidenced its current and effective capacity as Shareholder in accordance with the provisions of the Business Companies Law. Then, the President puts the motion made by the representative of Shareholder CONSOLIDAR AFJP FUND to the vote. Upon the relevant voting being made, the President informs that 65,618,061 votes were cast in favor of "motion No. 1", representing 49.34% of the votes cast. The motion was rejected by 67,386,045 negative votes, representing 50.66% of the votes cast. The abstention of Shareholders 1 (BANCO DE LA NACIÓN ARGENTINA- TRUSTEE OF F.F.F.I.R.ASSISTANCE TRUST), 2 (NATIONAL STATE - MINISTRY OF ECONOMY), 3 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF P.P.P.ASSISTANCE TRUST), 4 (BANCO DE LA NACIÓN

BANCO HIPOTECARIO S.A.

ARGENTINA - TRUSTEE OF F.F.F.I.R. ASSISTANCE TRUST), 6 (THE BANK OF NEW YORK ADRs, 9,090,500 shares), 10 (DOLPHIN FUND PLC) and 11 (JP MORGAN CHASE BANK) is put on record. Furthermore, the abstention of depositary BANK OF NEW YORK ADRs, holding 383,520 shares, is recorded. Thereupon, the President puts the motion made by the representative of Shareholders IFISA and RITELCO S.A. to the vote. Upon the relevant voting being made, the President informs that "Motion No. 2" is approved by 133,004,106 favorable votes, representing 100% of the votes cast. No negative votes are recorded. The abstention of Shareholders 1 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF F.F.F.I.R. ASSISTANCE TRUST), 2(NATIONAL STATE - MINISTRY OF ECONOMY), 3 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF P.P.P.ASSISTANCE TRUST), 4 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF F.F.F.I.R. ASSISTANCE TRUST), 6 (THE BANK OF NEW YORK ADRs, 9,090,500 shares), 10 (DOLPHIN FUND PLC) and 11 (JP MORGAN CHASE BANK) is recorded. Furthermore, the abstention of depositary BANK OF NEW YORK ADRs, holding 383,520 shares, is recorded. Thereupon, the President submits for consideration by the Shareholders the motion referred to above to change the order in which the pending Agenda items should be dealt with, in order to first consider item VIII thereof. Upon the relevant voting being made, the President informs that the motion is approved by 160,111,509 favorable votes representing 100% of the votes cast. No negative votes are recorded. The abstention of shareholders: 1 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF F.F.F.I.R. ASSISTANCE TRUST), 2(NATIONAL STATE - MINISTRY OF ECONOMY), 3 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF P.P.P.ASSISTANCE TRUST), 4 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF F.F.F.I.R. ASSISTANCE TRUST)and 6 (THE BANK OF NEW YORK ADRs, 9,090,500 shares)is recorded. Furthermore, the

abstention of BANK OF NEW YORK ADRs., holding 383,520 votes is put on record. Consequently, the President submits for consideration by the Shareholders the eighth item on the Agenda: **VIII. APPOINTMENT OF CERTIFYING ACCOUNTANT FOR FISCAL YEAR 2006:** In connection with this issue, the President informs that the Company's Board of Directors has unanimously approved a favorable resolution recommending that this Shareholders' Meeting should appoint Price Waterhouse & Co to act in the capacity of certifying accountant for the subsequent fiscal year, further recommending the approval of the appointment of the members of such accounting firm, Accountants Gabriel Ronaldo Martini and Mirta Silvia Maletta in their capacity as regular and alternate independent auditors, respectively, for them to sign, as certifying accountants, the financial statements for the Fiscal Year 2006, further stating that, for such purpose, the Audit Committee's favorable opinion rendered at the meeting held on March 30, 2006 has been taken into account. It is put on record that, in accordance with the stipulations of the Rules issued by the Argentine Securities Commission, the regular and alternate independent auditors, members of the aforementioned accounting firm, have submitted to the Argentine Securities Commission the sworn statement set forth in Section 12 of Decree No. 677/01. Such sworn statements have been published in the Bulletin of the Buenos Aires Stock Exchange. The representative of Shareholders IFISA and RITELCO S.A., Mr. Martin Esteban PAOLANTONIO, identified under Order Numbers referred to above, asks for the floor and proposes that the appointment of the members of Price Waterhouse & Co, Accountants Gabriel Ronaldo Martini and Mirta Silvia Maletta be approved. Accountants Martini and Maletta shall discharge duties as regular and alternate auditors, respectively, for

the purpose of certifying the Company's financial statements for the Fiscal Year ended 12.31.2006. Mr. PAOLANTONIO states in advance his favorable vote. Upon the relevant voting being made, the motion is approved by 160,111,509 favorable votes, representing 100% of votes cast. No negative votes are recorded. The abstention of Shareholders 1 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF F.F.F.I.R. ASSISTANCE TRUST), 2(NATIONAL STATE - MINISTRY OF ECONOMY), 3 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF P.P.P.ASSISTANCE TRUST), 4 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF F.F.F.I.R. ASSISTANCE TRUST)and 6 (THE BANK OF NEW YORK ADRs, 9,090,500 shares)is hereby put on record. The abstention of depositary BANK OF NEW YORK, holding 383,520 shares, is recorded. Then, the President submits the fourth item on the Agenda to the consideration of the Shareholders' Meeting: **IV. CONSIDERATION OF BOARD OF DIRECTORS' AND SUPERVISORY COMMITTEE'S PERFORMANCE.** The representative of Shareholders IFISA and RITELCO S.A., Martín Esteban PAOLANTONIO, takes the floor and motions that consideration of this item, as well as items V, VI, VII and IX on the Agenda, be postponed and dealt with at a subsequent Shareholders´ Meeting to be convened by the Company in order to deal with such items, at the same time an Extraordinary Shareholders´ Meeting is summoned to discuss item III of this Agenda, so that a higher level of consensus is achieved among the shareholders in connection with the matters considered thereat, and in view of the short notice with which the Meeting was called after the agreed adjournment. Mrs. ESTOL submits the motion made to consideration by the shareholders. Upon the relevant voting being made, the motion is approved by 156,184,386 favorable votes, representing 100% of votes cast. No negative votes are recorded. The abstention of the following shareholders is hereby recorded: 1 (BANCO DE LA

BANCO HIPOTECARIO S.A.

NACIÓN ARGENTINA - TRUSTEE OF F.F.F.I.R. ASSISTANCE TRUST), 2 (NATIONAL STATE - MINISTRY OF ECONOMY), 3 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF P.P.P. TRUST), 4 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF F.F.F.I.R. ASSISTANCE TRUST), 6 (THE BANK OF NEW YORK ADRs, 9,090,500 shares) and 14 (CONSOLIDAR AFJP FUND). The abstention of depositary BANK OF NEW YORK, holding 383,520 shares, is hereby put on record. Therefore, the meeting rises at 11.30 a.m. ------------------------------

82-34946

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the General Ordinary and Extraordinary Shareholders' Meeting to be held on June 22, 2006, at first call at 12:00 noon, and at second call at 1:00 p.m., at its registered office of Reconquista 151, 7th floor, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Amendment to the directors' compensation plan approved by the resolutions adopted at the General Shareholders' Meetings No. 13 (held on 04/28/1999) and No. 47 (held on 04/28/2004), pursuant to the provisions of Section 14, paragraph c), clause (i) of the Corporate By-laws; (iii) Review of the resolution adopted by the General Ordinary Shareholders' Meeting No. 56 held on August 31, 2005 upon dealing with the second item of the Agenda related to the compensation payable to the Directors who are members of the Executive Committee and, as applicable in line with the resolution adopted on the previous item, determination of the compensation payable to the Directors who are members of the Executive Committee and who performed duties during the fiscal year ended 12-31-2004, which reflected a computable deficit under the terms of the regulations of the Argentine Securities Commission, that take into consideration retained earnings/losses rather than the net income for 2004 of Ps. 279,143 thousand (section 71, second part of Law 19,550); (iv) Consideration of the Board of Directors' and Supervisory Committee's performance for the fiscal year ended 12-31-05; (v) Consideration of compensation payable to the Board of Directors under all headings, including technical and administrative duties for Ps. 12,665 thousand, corresponding to the fiscal year ended 12-31-05, which reflected a computable deficit under the terms of the regulations of the Argentine Securities Commission, that take into consideration retained earnings/losses rather than the net income for 2005 of Ps. 253,307 thousand (section 71, second part of Law 19,550); (vi) Consideration of fees payable to the Supervisory Committee for Ps. 561 thousand corresponding to the fiscal year ended 12-31-05; (vii) Full absorption of retained losses for Ps. 2,272,195 thousand (obtained after deducting the net income for fiscal year 2005 of Ps. 253,307 thousand) against voluntary reserves of Ps. 169,608 thousand, the legal reserve of Ps. 1,022,078 thousand, irrevocable contributions on account of future capital increases for Ps. 1 thousand and a portion (Ps. 1,080,508 thousand) of the net worth adjustment account balance. <u>This item shall be considered in observance of the quorum and majorities required for holding an Extraordinary Shareholders' Meeting;</u> (viii) Modification of the par value per share, while maintaining the same stock capital amount. To such effect the following amendment is proposed for the language of Section 6, paragraph a) of the Corporate By-laws, which shall read as follows: "SECTION 6 – <u>STOCK CAPITAL</u>: (a) <u>Capital Amount</u>: The Stock Capital is set in the amount of ONE THOUSAND FIVE HUNDRED MILLION PESOS ($ 1,500,000,000), fully subscribed and paid in, and is represented by ONE THOUSAND FIVE HUNDRED MILLION (1,500,000,000) book-entry common shares of ONE PESO ($ 1.00) par value and one vote each, except for the special multiple voting power of Class 'D' shares pursuant to paragraph d) of this Section.". Consequently, each share shall be automatically converted into TEN (10) shares with the new par value set, which shall be reflected in the records of Caja de Valores S.A., so that each shareholder shall have the same aggregate par value of its current shareholdings and hold a larger number of shares. <u>This item shall be considered in observance of the quorum and majorities required for holding an Extraordinary Shareholders' Meeting.</u>

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5th floor, City of Buenos Aires, on or before June 15, 2006, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.



Banco Hipotecario Sociedad Anónima
Earnings Release - First Quarter of Fiscal Year 2006

BANCO
Hipotecario

Banco Hipotecario cordially invites you to participate in its
First Quarter 2006 Results Conference Call

Monday, May 15, 2006, 11:00 EDT

To participate, please call:

USA: (888) 550-2358
International: (703) 546-4242
Confirmation Number: 829029

Preferably 10 minutes before the call is due to begin.
The conference will be in English.

Contacts:
Marcelo Icikson
Nicolas Vocos
Capital Markets
Tel. (54-11) 4347- 5122 /5798
Fax (54-11) 4347-5874
Buenos Aires, Argentina
micikson@hipotecario.com.ar
nmvocos@hipotecario.com.ar

Gabriel Saidon
Chief Financial Officer
Tel. (54-11) 4347-5759 /5212
Fax (54-11) 4347-5874 /5113
Buenos Aires, Argentina
gsaidon@hipotecario.com.ar

Banco Hipotecario Sociedad Anónima reports first quarter 2006 results

Highlights

I. Executive Summary

- **Banco Hipotecario recorded net income of Ps.64.1 million for the first quarter of 2006 (Ps.0.43 per share),** 27% higher than the net income recorded in the first quarter of 2005.

- **Significant qualitative improvement in results and enhanced capacity to generate recurring income,** reflecting the Bank's expanded lines of business and commercial activities, which resulted in a substantial increase in operating income, significant reduction of inflation-adjusted liabilities, solid loan asset quality performance, and increased operating efficiency.

- **Increased volume of business and demand for new loans, as reflected in increased volume of loans in the Bank's loan portfolio.** Loans to the private sector increased Ps.133.9 million or 7% during the first quarter of 2006 compared to the fourth quarter of 2005, mainly reflecting the significant demand for consumer and housing loans. In addition, deposits grew 9% during the quarter compared to the balance of deposits at December 31, 2005.

- **Consolidated equity position**, recording shareholders' equity of Ps.2,281.2 million which, together with the Bank's substantial liquid assets, positions the Bank to focus on the growth of its financial assets and increase its business franchise.

- **Successful issuance of US$250 million in Notes due 2016 in the international markets, the largest transaction and latest maturity of any Argentine issuer since the crisis.** Simultaneously, the Bank launched a tender offer to repurchase US dollar and Euro denominated bonds due 2013 that were issued in 2004 in connection with the Bank's debt restructuring, having received and accepted for purchase an aggregate principal amount of US$ 155.8 million. The tender offer was funded from the proceeds of the issue of the Notes due 2016. With the consummation of the tender offer, the Bank became the first Argentine institution to retire a substantial portion of the outstanding portfolio of debt issued in its restructuring.

- **Banco Hipotecario successfully closed its sixth series of Cédulas Hipotecarias Argentinas for Ps.69 million in the local capital markets,** consolidating this product's positioning among individual and institutional investors. An aggregate amount of Ps.360 million has been issued during the first 21 months of this Program.

- **Consolidation of balance sheet structure.** Banco Hipotecario enhanced its equity position and achieved sustained improvements in intermediation margins, in order to support future growth and profitability. In this regard, the Bank reduced its public sector exposure, recorded a substantial increase in private sector lending and improved its funding structure.

- **Improved Risk Rating.** Standard & Poor's raised Banco Hipotecario's rating on a global scale to "B" from "B-", being the first Argentine financial institution to obtain such status. In addition, S&P raised the Bank's long-term rating on a local scale to "raA+" from "raA".

- **High profitability and efficiency ratios.** The Bank had an annualized return on average shareholders' equity of 11.4% and administrative expenses to financial income and income from services, net of 36.6%.

- **Substantial improvement in loan asset quality.** The sound performance of the Bank's loan assets has allowed the Bank to report an improved a 6.4% ratio of non-performing loans to total loans, the lowest such ratio ever registered by the Bank. In addition, total loan loss reserves to non-performing loans increased from 98.6% to 116.2%.

II. Relevant events during the quarter and recent developments

On January 13, 2006, the bank redeemed all its outstanding medium-term guaranteed bonds. In this way, the Bank cancelled an entire tranche of its restructured debt, which totaled US$ 268 million as of the restructuring date. The Stock Appreciation Rights (StARs) attached to the medium term bonds continue outstanding, given their nature as separately tradable securities.

On January 26, 2006, the Bank issued an additional US$100 million of the 9.75% Series IV Notes due 2010. This issue is the second tranche of the Series IV Notes that mature on November 16, 2010. Through this placement, the total amount issued under this series increased to US$250 million. The issue was placed in the local and international capital markets, among institutional and retail investors.

On March 23, 2006, Standard & Poor's raised the Bank's rating on a global scale to "B" from "B-", along with the upgrading of Argentina's sovereign rating. Banco Hipotecario was the only Argentine financial institution to obtain this status. On April 3, 2006, Standard & Poor's raised Banco Hipotecario's long-term rating on a global scale to "raA+" from raA". The upgrading reflects "the Bank's high capitalization level and sound liquidity position, improved maturity profile of its liabilities, good access to local and international capital markets, as well as the significant reduction of Central Bank borrowings".

On March 31, 2006, the Bank implemented a Level I American Depositary Receipts ("ADR") Program, in order to provide for an increased liquidity and visibility of its shares to international investors. The Bank of New York will act as depositary bank. An ADR gives international investors access to the Banco Hipotecario shares through the over-the-counter market on which ADRs are freely negotiable in the United States.

On April 7, 2006, the Bank successfully closed its sixth series of Cédulas Hipotecarias in the local capital markets for an aggregate principal amount of Ps.69 million, issued under the "Cédulas Hipotecarias Argentinas Ps.500 million Note Program". The offer was oversubscribed by 2.6 times the authorized amount issued. The Cédulas Hipotecarias accrue interest at a variable rate equal to the higher of CER plus 1% and the interest rate for time deposits between Ps.100,000 and Ps.500,000, up to 59 days, reported by the Central Bank plus 2%, subject to a floor of 9% per annum and a ceiling of 19% per annum. The securities are collateralized by residential mortgage loans and were rated "raAAA" by Standard & Poor's.

On April 27, 2006, the Bank successfully completed the issue of its US$250 million 9.75% Series V Notes due 2016. The transaction was placed in the local and international capital markets, among institutional and retail investors in the United States, Europe and Asia, and is a landmark in the Argentine capital market, as it is the largest principal amount of debt and longest maturity (10 years) transaction by an Argentine issuer since the Argentine crisis, bolstering the success obtained by Banco Hipotecario in its two prior issues and strengthens the Bank's high reputation in the local and international capital markets as pioneer of capital market transactions in Argentina.

On May 8, 2006, Banco Hipotecario concluded its Tender Offer to purchase US Dollar denominated Notes due 2013 and EURO denominated Notes due 2013, having received and accepted for purchase an aggregate principal amount of US$ 155.8 million. The Tender Offer allowed the Bank to refinance the debt issued in connection with its restructuring, extend the maturities of its debt and eliminate specific amortizations.

III. Presentation of Information

The Bank's assets at March 31, 2006 included US$921.1 million Boden 2012 Argentine government bonds (the so-called Bodens). Additionally, the Bank's assets include the right to receive additional Boden from the Argentine government for US$59.3 million. In accordance with Central Bank regulations, the Bank's compensatory and additional Boden received and the right to receive additional Boden from the Argentine government is recorded at book value, including the accrual of interest on such bonds during the periods under analysis in this press release, which is recorded as income on the Bank's income statement.

Assets and liabilities denominated in foreign currency as of March 31, 2006 were converted to pesos at the exchange rate of Ps.3.0808/US$1.00 and Ps.3.736/EUR1.00, which was the reference exchange rate published by the Central Bank on such date.

Selected financial information [1]

Buenos Aires, May 5, 2006 *- Banco Hipotecario S.A. (Buenos Aires Stock Exchange: BHIP) reports first quarter 2006 results.*

Net income for the first quarter of 2006 was Ps.64.1 million, Ps.24.0 million lower than the Ps.88.1 million recorded in the fourth quarter of 2005. This resulted primarily from lower miscellaneous income recorded in the first quarter of 2006 due to the reversal of contingent liability provisions related to the stock appreciation rights issued in connection with the Bank's debt restructuring in 2004. Excluding the effect of the above items, there was a substantial improvement in operating income and recurring financial income in the first quarter of 2006 due to: i) higher interest income from increased financial intermediation activities and the broader range of products offered; ii) the positive impact of the net position in assets adjusted by the CER index on the Bank's income, mainly due to the significant reduction in financial expenditures experienced during the period resulting from the substantial decrease of Central Bank borrowings, iii) higher income from services, net, due to higher income from insurance premiums and fees related to new products, and iv) lower administrative expenses as a result of the significant improvement in operating efficiency.

Net income for the first quarter of 2006 was Ps.13.6 million higher than the Ps.50.5 million recorded in the first quarter of 2005. Results for the first quarter of 2006 primarily reflect: i) higher interest income from loans to the private sector as a result of increased volume and diversification of the Bank's business, ii) lower financial expenditures mainly resulting from the substantial reduction of Central Bank borrowings during the period and ensuing reduction of the Bank's assets that are exposed to inflation, iii) higher income from insurance and services relating to the Bank's increased retail business, and iv) higher net miscellaneous income, mainly resulting from charges recorded in the first quarter of the 2005 in connection with stock appreciation rights issued in connection with the 2004 restructuring and other provisions. These effects were partially offset by lower non-recurring financial income from the repurchase of restructured financial debt at market prices and higher administrative expenses resulting from the Bank's new retail business, new products launched and increased volume of business.

	Quarter ended			Variation (%)	
	03/31/06	**12/31/05**	**03/31/05**	**Quarterly**	**Annual**
Financial income	172,055	156,563	216,315	9.9%	(20.5)%
Financial expenditures	(90,081)	(92,740)	(130,489)	(2.9)%	(31.0)%
Net financial income	**81,974**	**63,823**	**85,826**	**28.4%**	**(4.5)%**
Provision for loan losses	(6,599)	(5,742)	(5,665)	14.9%	16.5%
Net contribution from insurance	11,941	10,842	9,448	10.1%	26.4%
Other income from services, net	1,272	1,083	2,500	17.5%	(49.1)%
Administrative expenses	(34,998)	(39,057)	(27,172)	(10.4)%	28.8%
Miscellaneous income, net	10,461	57,130	(14,479)	(81.7)%	(172.2)%
Net income	**64,051**	**88,079**	**50,458**	**(27.3)%**	**26.9%**

1 Unless otherwise indicated, all financial data presented in the tables below are stated in thousands of Argentine pesos.

Financial Income

Financial income for the first quarter of 2006 was Ps.172.1 million, compared to Ps.156.6 million recorded in the fourth quarter of 2005, reflecting a sustained improvement in financial intermediation margins as a result of i) higher income from private sector loans resulting from the Bank's increased volume of business and broader range of products offered, ii) the positive impact of the Bank's net asset position adjusted by CER, and iii) higher income from securities due to the higher Libor rate accrued during this period on the stock of Boden due 2012 recorded in investment accounts. These effects were partially offset by lower income from repurchase of restructured debt at market prices and lower income from the effect of changes in the exchange rate.

Financial income was Ps.172.1 million as of March 31, 2006, a reduction of Ps.44.3 million or 20.5% compared to Ps.216.3 million recorded in the first quarter of 2005. The reduction in financial income during the quarter mainly reflects lower non-recurring income from the repurchase of restructured debt at market prices and lower other financial income. These effects were partially offset by higher interest income from loans to the private sector as a consequence of the Bank's increased financial intermediation activities, higher interest income from Boden due 2012 held in investment accounts resulting from the increase in the Libor rate and higher income from government securities and certificates of participation in financial trusts.

	Quarter ended			Variation (%)	
	03/31/06	12/31/05	03/31/05	Quarterly	Annual
Interest on private sector loans	64,464	57,199	52,021	12.7%	23.9%
Interest on government sector loans	4,781	4,842	4,890	(1.3)%	(2.2)%
Interest on guaranteed loans	6,154	7,508	28,833	(18.0)%	(78.7)%
Income from compensatory and additional Boden	2,065	3,824	16,076	(46.0)%	(87.2)%
Income from securities and other investments	67,530	44,524	24,558	51.7%	175.0%
Buyback of restructured debt	-	11,194	38,459	NA	NA
Effects of changes in exchange rate	6,338	16,878	-	(62.4)%	NA
Other financial income	20,723	10,594	51,478	95.6%	(59.7)%
Total Financial Income	**172,055**	**156,563**	**216,315**	**9.9%**	**(20.5)%**

Financial Expenditures

Financial expenditures for the first quarter of 2006 decreased to Ps.90.1 million, from Ps.92.7 million as of December 31, 2005, due to the substantial reduction of Central Bank borrowings adjusted for inflation resulting from the direct subscription of Boden due 2012. This effect was partially offset by higher interest liabilities under new debt issued and an increase in the Libor rate, partially offset by lower balances of restructured financial debt resulting from repurchases and prepayments.

In addition, financial expenditures as of March 31, 2006 decreased 31.0% from Ps.130.5 million recorded during the first quarter of 2005. This decrease resulted primarily from the substantial reduction of Central Bank borrowings due to the full prepayment under the matching transaction and direct subscription of additional Boden and the repurchases and prepayments of restructured financial debt during the period. This effect was partially offset by: i) the impact on the financial debt caused by the increase in the Libor rate on new financing incurred during the period; and ii) higher interest liabilities resulting from increased balances on savings accounts and time deposits.

	Quarter ended			Variation (%)	
	03/31/06	12/31/05	03/31/05	Quarterly	Annual
Interest on external financing	63,105	46,485	32,764	35.8%	92.6%
Interest on inter-bank loans	7,215	7,649	7,408	(5.7)%	(2.6)%
Central Bank borrowings	8,624	31,410	73,268	(72.5)%	(88.2)%
Other interest liabilities	6,629	4,543	2,969	45.9%	123.3%
Income from securities and other investments	1,250	-	-	NA	NA
Effects of changes in exchange rate	-	-	10,491	NA	NA
Contributions and taxes	3,258	2,653	3,589	22.8%	(9.2)%
Total Financial Expenditures	**90,081**	**92,740**	**130,489**	**(2.9)%**	**(31.0)%**

Net Contribution from Insurance

As compared to the fourth quarter of 2005, net contribution from the Bank's insurance business increased to Ps.11.9 million as a consequence of higher premiums accrued due to increased origination of loans and increased insurance products offered, partially offset by higher claims paid during the quarter.

As compared to the first quarter of 2005, the Bank's insurance business increased 26.4%, to Ps.11.9 million as of March 31, 2006 from Ps.9.5 million as of March 31, 2005. This increase reflects the higher premiums earned from the Bank's increased volume of business and broader range of insurance products.

	Quarter ended			Variation (%)	
	03/31/06	12/31/05	03/31/05	Quarterly	Annual
Property damage premium	3,069	3,346	3,224	(8.3)%	(4.8)%
Life insurance premium	9,774	9,022	7,096	8.3%	37.7%
Unemployment insurance premium	336	357	395	(5.9)%	(14.9)%
Additional Insurance	678	698	494	(2.9)%	37.2%
Total premiums	**13,857**	**13,423**	**11,209**	**3.2%**	**23.6%**
Property damage insurance claims paid	108	98	110	10.2%	(1.8)%
Life insurance claims paid	1,702	2,338	1,550	(27.2)%	9.8%
Unemployment insurance claims paid	30	43	30	(30.2)%	0.0%
Additional Claims	76	102	71	(25.5)%	7.0%
Total claims	**1,916**	**2,581**	**1,761**	**(25.8)%**	**8.8%**
Net contribution from insurance	**11,941**	**10,842**	**9,448**	**10.1%**	**26.4%**

Other Income from Services, Net

For the first quarter of 2006, other income from services, net increased slightly to Ps.1.3 million compared to Ps.1.1 million as of December 31, 2005. This increase was mainly due to higher commissions derived from the origination of mortgage loans and new consumer products, partially offset by higher expenditures on services related to the Bank's higher volume of business and higher expenditures related to the issue of bonds and financial trusts.

Income from services, net amounted to Ps.1.3 million as of March 31, 2006, compared to Ps.2.5 million as of March 31, 2005. The changes in other income from services, net resulted primarily from higher structuring and underwriting expenses relating to the issue of bonds and financial trusts and higher expenditures due to the Bank's increased volume of business. Such effects were partially offset by higher commissions on loans and other income from services due to the Bank's increased retail business.

	Quarter ended			Variation (%)	
	03/31/06	12/31/05	03/31/05	Quarterly	Annual
Commissions related to origination and servicing of own and third party loans	5,786	5,814	4,011	(0.5)%	44.3%
FONAVI service commissions	909	877	865	3.6%	5.1%
Other	5,121	4,417	1,477	15.9%	246.7%
Other income from services	**11,816**	**11,108**	**6,353**	**6.4%**	**86.0%**
Commissions paid in connection with loans	4,641	4,525	1,885	2.6%	146.2%
Collection services	106	61	52	73.8%	103.8%
Structuring and underwriting fees	2,622	1,425	732	84.0%	258.2%
Taxes	393	271	314	45.0%	25.2%
Other	2,782	3,743	870	(25.7)%	219.8%
Other expenditures on services	**10,544**	**10,025**	**3,853**	**5.2%**	**173.7%**
Income from services, net	**1,272**	**1,083**	**2,500**	**17.5%**	**(49.1)%**

Administrative Expenses

Administrative expenses for the first quarter of 2006 were Ps.35.0 million, compared to Ps.39.1 million recorded as of December 31, 2005. This decrease reflects lower bonuses and severance payments recorded during the quarter and lower taxes. Such effects were partially offset by higher personnel expenses resulting from increased headcount and higher salaries, and higher fees payable for advisory services retained by the Bank.

As compared to the first quarter of 2005, administrative expenses increased to Ps.35.0 million, due primarily to higher salaries and social security contributions required under Argentine Law, and the increase in the number of employees assigned to the Bank's new retail activities, higher advertising expenses attributable to the launch of new products, and higher expenses incurred in other fees payable for the hiring of temporary staff and outsourced services relating to the Bank's new business policy.

	Quarter ended			Variation (%)	
	03/31/06	12/31/05	03/31/05	Quarterly	Annual
Salaries and social security contributions	15,457	14,816	11,763	4.3%	31.4%
Bonuses and severance payments	125	4,783	138	(97.4)%	(9.4)%
Other fees	5,132	2,423	1,681	111.8%	205.3%
Advertising and publicity	2,067	2,931	745	(29.5)%	177.4%
Non recoverable VAT and other taxes	1,227	3,089	2,214	(60.3)%	(44.6)%
Operating expenditures	4,429	3,641	3,522	21.6%	25.8%
Amortizations	1,938	2,087	2,370	(7.1)%	(18.2)%
Other	4,623	5,287	4,739	(12.6)%	(2.4)%
Total administrative expenses	**34,998**	**39,057**	**27,172**	**(10.4)%**	**28.8%**
Administrative Expenses (annualized) / Total Assets	**1.66%**	**1.95%**	**1.19%**		

Miscellaneous Income, Net

As of March 31, 2006, miscellaneous income, net was Ps.10.5 million, compared to Ps.57.1 million during the fourth quarter of 2005. This increase resulted primarily from higher positive results from reversal of provisions in the previous quarter resulting from the recovery of stock appreciation rights due to the prepayment of medium-term guaranteed bonds; ii) lower loans recovered during this quarter and higher miscellaneous losses.

In addition, for the first quarter of 2006, miscellaneous income, net increased by Ps.24.9 million from a Ps.14.5 million loss recorded as of March 31, 2005. This increase resulted primarily from: i) higher other provisions recorded in the first quarter of the previous fiscal year related to stock appreciation rights issued under the restructured debt and other contingent liabilities, and ii) higher income from recovered loans.

	Quarter ended			Variation (%)	
	03/31/06	12/31/05	03/31/05	Quarterly	Annual
Penalty interest	1,195	1,435	2,129	(16.7)%	(43.9)%
Reversal of provisions	2,545	22,850	-	(88.9)%	NA
Loan loss recoveries	17,912	23,898	15,523	(25.0)%	15.4%
Other	2,586	3,326	4,265	(22.2)%	(39.4)%
Miscellaneous income	**24,238**	**51,509**	**21,917**	**(52.9)%**	**10.6%**
Other provisions	4,172	(10,477)	31,230	(139.8)%	(86.6)%
Insurance reserve provision	-	623	59	NA	NA
Taxes	76	76	92	0.0%	(17.4)%
Other Investments	1,297	(273)	1,210	NA	7.2%
Other	8,232	4,430	3,805	85.8%	116.3%
Miscellaneous losses	**13,777**	**(5,621)**	**36,396**	**NA**	**(62.1)%**
Total miscellaneous income (loss), net	**10,461**	**57,130**	**(14,479)**	**(81.7)%**	**172.2%**

Loans

The Bank's loan portfolio to the private sector, net of reserves and excluding the effect on our balance sheet derived from the securitizations made during the period, increased Ps.474.3 million or 25.4% from March 31, 2005, as a result of the increased volume of business and higher demand for loans. This increase principally reflected the origination of consumer and housing loans, higher credit card financing and increased corporate loans.

In addition, the Bank's total loan portfolio, net of reserves and including the effect on our balance sheet derived from the securitizations made, decreased Ps.311.5 million, compared to Ps.2,721.9 million as of March 31, 2005, due primarily to: i) a Ps.593.7 million reduction in loan balances to the non-financial government sector resulting from the sale of guaranteed government loans at market prices and ensuing reduction in public sector exposure; and ii) mortgage loan securitizations related to the issue of three series of Cédulas Hipotecarias during the quarter for approximately Ps. 192.1 million.

In addition, the Bank's total loan portfolio at March 31, 2006 increased by Ps.117.0 million to Ps.2,410.4 million from Ps.2,293.4 million as of December 31, 2005. This increase resulted primarily from higher loan balances to the private sector, which increased by Ps.133.9 million or 7%, principally reflecting the origination of mortgage loans, higher credit card financing and personal loans and increased corporate loans.

Loan Portfolio – By Economic Sector	Quarter ended			Variation (%)	
	03/31/06	**12/31/05**	**03/31/05**	**Quarterly**	**Annual**
Non financial government sector	**261,240**	**278,112**	**854,951**	**(6.1)%**	**(69.4)%**
Financial sector	**45,481**	**21,872**	**88,439**	**107.9%**	**(48.6)%**
Non financial private sector	**2,303,944**	**2,199,236**	**2,106,550**	**4.8%**	**9.4%**
- Advances	177,869	217,183	105,728	(18.1)%	68.2%
- Mortgages[1]	1,690,445	1,664,267	1,865,867	1.6%	(9.4)%
- Documents	15,714	15,969	0	(1.6)%	NA
- Pledge loans	4,836	5,912	3,210	(18.2)%	50.7%
- Personal loans	194,095	158,908	39,365	22.1%	393.1%
- Credit cards	76,912	57,343	8,976	34.1%	756.9%
- Non-applied collections	(13,436)	(16,451)	-11,165	(18.3)%	20.3%
- Other	111,295	56,632	56,428	96.5%	97.2%
- Interest accrued on uncollected loans due to changes in exchange rate	46,214	39,473	38,141	17.1%	21.2%
Reserves	**(200,278)**	**(205,832)**	**(328,032)**	**(2.7)%**	**(38.9)%**
Total loan portfolio	**2,410,387**	**2,293,388**	**2,721,908**	**5.1%**	**(11.4)%**

[1] Includes Ps.187,717 thousand at March 31, 2006, Ps. 124,343 thousand at December 31, 2005 and Ps. 312,457 thousand at March 31, 2005 of individual mortgage loans conveyed in a trust in anticipation of future securitizations.

Asset Quality

The following table sets forth information regarding the classification of the Bank's total loan portfolio according to the Central Bank's criteria, as of March 31, 2006.

	March 31, 2006				
Category	**Consumer**	**Commercial**	**Total**	**12/31/05**	**03/31/05**
Normal	1,691,653	742,410	2,434,063	2,311,122	2,726,592
Special collection and inadequate performance	90,067	6,828	96,895	86,723	102,222
Problematic and deficient performance	42,965	5,491	48,456	48,337	53,163
High risk of insolvency and difficult collection	57,875	1,212	59,087	62,469	76,725
Uncollectible	37,178	164	37,342	53,562	170,037
Uncollectible for technical reasons	27,465	0	27,465	28,869	32,927
Total	**1,947,203**	**756,101**	**2,703,308**	**2,591,082**	**3,161,666**
Non performing loans			172,431	193,237	332,852
Non performing loans / total loans			6,38%	7,46%	10,53%
Reserve for loan losses			200,278	205,833	328,032
Reserve for loan losses / Total non performing loans			116.15%	106.52%	98.55%
Non performing loans, net / Shareholders' equity			(1.2)%	(0.6)%	0.2%

The ratio of non-performing loans to total loans as of March 31, 2006 was 6.38%, 415 and 108 basis points lower than the 10.53% and 7.46% recorded as of March 31, 2005 and December 31, 2005, respectively. The ratio of non-performing loans to total loans excluding the government sector reached 7.06% as of March 31, 2006, reflecting a substantial improvement in the quality of the loan portfolio during the last year.

This result was primarily attributable to improved collection from the Bank's mortgage debtors, revamped collection management efforts and analysis of non-performing loans, and the origination of new consumer and commercial loans.

Funding Sources

Total on-balance sheet funding as of March 31, 2006, was Ps.4,156.2 million, Ps.1,505.1 million or 13.3% lower than the Ps.5,661.3 million recorded as of March 31, 2005. The decrease in total funding as compared to the first quarter of 2005 is primarily the result of: i) the significant reduction in debt due to the Central Bank due to the early prepayment of all the outstanding amounts due to the Central Bank and lower liabilities adjustable by CER that resulted from the subscription of additional Boden due 2012; and ii) lower balances of corporate bonds and bank facilities outstanding that were issued in connection with the 2004 restructuring resulting from scheduled amortization payments, repurchases at market prices and prepayments made, partially offset by the issue of US$250.0 million notes due 2010 during 2005. In addition, deposits experienced a significant increase, mainly including savings account and time deposits.

The Bank's total debt showed a lower decreased, to Ps.5,891.6 million from Ps.6,797.9 million at March 31, 2005; as a result of the recording in other liabilities of currency swap transactions and other derivatives aimed at protecting the Bank's equity position against market risks. The actions taken with respect to the management of assets and liabilities consolidate the Bank's sound financial and equity position, and have a strong positive impact on its balance-sheet quality.

Total on-balance sheet funding for the first quarter of 2006 increased Ps.340.1 million or 6.1%, from Ps.5,551.5 million in the fourth quarter of 2005, mainly as a result of the reopening of the US$ 100.0 million Series V Notes in January 2006 and repo transactions whose underlying assets are US$ Boden due 2012, partially offset by the reduction of debt due to the Central Bank adjusted for inflation.

On January 13, 2006, the bank redeemed all its outstanding medium-term guaranteed bonds. In this way, the Bank cancelled the entire tranche of its restructured debt, which totaled US$ 268 million as of the restructuring date. The Stock Appreciation Rights (StARs) attached to the medium term bonds continue outstanding, given their nature as separately tradable securities.

On January 26, 2006, the Bank concluded the issue of an additional US$ 100 million 9.75% Series IV Notes due 2010. This issue is the second tranche of the Bank series notes that mature on November 16, 2010. Through this placement,

the total amount issued under this series is US$ 250 million. The issue was placed in the local and international capital markets, in Europe and Asia, among institutional and retail investors.

On April 7, 2006, Banco Hipotecario successfully closed its sixth series of Cédulas Hipotecarias in the local capital markets for an aggregate principal amount of Ps.69 million, issued under the "Cédulas Hipotecarias Argentinas Ps.500 million Note Program". The offer was oversubscribed by 2.6 times the authorized amount issued. The Bonds accrue interest at a variable rate equal to the higher of CER plus 1% and the interest rate for time deposits between Ps.100,000 and Ps.500,000, up to 59 days, reported by the Central Bank plus 2%, subject to a floor of 9% per annum and a ceiling of 19% per annum. The securities are collateralized by residential mortgage loans and were rated "raAAA" by Standard & Poor's.

On April 27, 2006, Banco Hipotecario successfully completed the issue of its US$250 million 9.75% Series V Notes due 2016 under its US$1.2 billion Medium Term Note program. The transaction was placed in the local and international capital markets, among institutional and retail investors in the United States, Europe and Asia. It was a landmark in Argentina, as it is the largest in principal amount (US$ 250 million) and has the longest maturity (10 years) of any debt issuance by an Argentine issuer since the Argentine crisis, bolstering the success obtained by Banco Hipotecario in its two prior issues and strengthens the Bank's high reputation in the local and international capital markets as pioneer of capital market transactions in Argentina.

On May 8, 2006, Banco Hipotecario concluded its Tender Offer to purchase US Dollar denominated Notes due 2013 and EURO denominated Notes due 2013, having received and accepted for purchase an aggregate principal amount of US$ 155.8 million. The Tender Offer allowed the Bank to refinance the debt issued in connection with its restructuring, extend the maturities of its debt and eliminate specific amortizations.

As of March 31, 2006, shareholders' equity amounted to 27.1% of assets and the ratio of debt to shareholder's equity was 1.8 times.

	Quarter ended			Variation (%)	
	03/31/06	**12/31/05**	**03/31/05**	**Quarterly**	**Annual**
Deposits	588,776	539,800	366,751	9.1%	60.5%
Corporate bonds	3,052,687	2,747,728	2,565,081	11.1%	19.0%
Central Bank	158,745	467,489	2,228,923	(66.0)%	(92.9)%
Interbank loans and international agencies	248,927	311,323	500,550	(20.0)%	(50.3)%
Other interest bearing liabilities	107,048	69,043	-	55.0%	NA
Total Funding	**4,156,183**	**4,135,383**	**5,661,305**	**0.5%**	**(26.6)%**
Other non-interest bearing liabilities	1,735,436	1,416,126	1,136,620	22.5%	52.7%
Total Debt	**5,891,619**	**5,551,509**	**6,797,925**	**6.1%**	**(13.3)%**

Balance Sheet

(amounts in thousands of pesos)

	03/31/06	12/31/05	03/31/05
Cash and due from banks	162,608	275,465	301,986
Government securities	2,460,868	2,172,123	915,961
Consumer loans	1,525,773	1,555,273	1,582,646
Other Loans	897,176	819,604	1,154,838
Reserve for loan losses	(160,538)	(172,691)	(275,109)
Loans, net	2,262,411	2,202,186	2,462,375
Other receivables from financial operations	2,943,601	2,780,962	4,572,395
Reserve for other receivables from financial operations	(39,740)	(33,141)	(52,923)
Miscellaneous assets	642,201	632,088	934,099
Total Assets	**8,431,949**	**8,029,683**	**9,133,893**
Deposits	588,776	539,800	366,751
Other liabilities from financial operations	5,302,844	5,011,709	6,431,174
Miscellaneous liabilities	259,163	261,059	321,702
Total Liabilities	**6,150,783**	**5,812,568**	**7,119,627**
Shareholders' Equity	**2,281,166**	**2,217,115**	**2,014,266**

Income Statement

(amounts in thousands of pesos)

	03/31/06	12/31/05	03/31/05
Financial income	172,055	156,563	216,315
Financial expenditures	(90,081)	(92,740)	(130,489)
Provision for losses on loans	(6,599)	(5,742)	(5,665)
Income from services	25,673	24,531	17,562
Expenditures on services	(12,460)	(12,606)	(5,614)
Administrative expenses	(34,998)	(39,057)	(27,172)
Miscellaneous income	24,238	51,509	21,917
Miscellaneous losses	(13,777)	5,621	(36,396)
Income tax	-	-	-
Net income	**64,051**	**88,079**	**50,458**

Selected ratios

(amounts in thousands of pesos, except percentages)

	03/31/06	12/31/05	03/31/05
Profitability			
ROAA (Return on average assets)[1]	3.13%	2.89%	2.22%
ROAE (Return on average shareholders' equity)	11.38%	12.26%	10.04%
Net interest margin	4.00%	3.14%	3.78%
Efficiency[2]	36.64%	39.06%	27.65%
Capital			
Total shareholder's equity / total assets	27.05%	27.61%	22.05%
Funding / total shareholders' equity	1.8	1.9	2.8
Liquidity			
Current assets / deposits	445.58%	453.42%	332.09%
Loans / deposits	384.26%	407.96%	671.40%
Asset Quality			
Non-performing loans / total loans	6.38%	7.46%	10.53%
Reserves for loan losses / total non-performing loans	116.15%	106.52%	98.55%
Reserves for loan losses, net / shareholders' equity	(1.2)%	(0.60)%	0.20%

[1] Based on annualized results.
[2] Administrative expenses (excluding severance payments and bonuses) over net financial income and income from services, net.